EXHIBIT 99.1

Brookfield Renewable Completes Annual Filings

BROOKFIELD, News, Feb. 27, 2026 (GLOBE NEWSWIRE) -- Brookfield Renewable (NYSE: BEP, BEPC; TSX: BEP.UN, BEPC) announced today the filing of its 2025 annual reports, including audited financial statements for the year ended December 31, 2025, on Forms 20-F with the SEC on EDGAR as well as with Canadian securities regulatory authorities on SEDAR+.

These documents are available at bep.brookfield.com (or for Brookfield Renewable Corporation, at bep.brookfield.com/bepc), on the SEC’s website at www.sec.gov and on SEDAR+’s website at www.sedarplus.ca. Hard copies will be provided to unitholders and shareholders free of charge upon request.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar, distributed solar, and storage facilities and our sustainable solutions assets include our investment in a leading global nuclear services business and investments in carbon capture and storage capacity, agricultural renewable natural gas, materials recycling and eFuels manufacturing capacity, among others.

Investors can access the portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation.

Brookfield Renewable is the flagship listed renewable power and transition company of Brookfield Asset Management, a leading global alternative asset manager headquartered in New York, with over $1 trillion of assets under management.

Contact information:
Media:	Investors:
Simon Maine	Alex Jackson
+44 7398 909 278	+1 416 649-8172
simon.maine@brookfield.com	alexander.jackson@brookfield.com